UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ or Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kazuyuki Anchi
Name: Kazuyuki Anchi
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: December 4, 2025

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

On November 28, 2025, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2025 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our semiannual securities report (hanki hokokusho) for the six months ended September 30, 2025 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such semiannual securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2025		September 30, 2025		September 30, 2025
Assets:
Cash and due from banks	*5	¥75,590,583	*5	¥72,597,960	$487,857
Call loans and bills bought		5,197,978		5,700,746	38,309
Receivables under resale agreements		16,205,759		15,649,591	105,165
Receivables under securities borrowing transactions		5,799,821		6,675,134	44,857
Monetary claims bought		5,618,985		5,891,424	39,590
Trading assets	*2,*5	11,976,375	*2,*5	12,347,718	82,976
Money held in trust		32,272		34,637	233
Securities	*1,*2,*3,*5,*11	40,760,968	*1,*2,*3,*5,*11	39,320,963	264,236
Loans and bills discounted	*3,*4,*5,*6	111,136,239	*3,*4,*5,*6	113,126,523	760,208
Foreign exchanges	*3,*4	2,712,573	*3,*4	2,396,352	16,103
Lease receivables and investment assets		231,199		220,839	1,484
Other assets	*3,*5	13,722,960	*3,*5	14,099,744	94,750
Tangible fixed assets	*7,*8	1,006,556	*7,*8	1,019,848	6,853
Intangible fixed assets		1,017,322		1,046,105	7,030
Net defined benefit asset		987,288		1,019,106	6,848
Deferred tax assets		71,261		90,053	605
Customers’ liabilities for acceptances and guarantees	*3	15,139,799	*3	15,559,987	104,563
Reserve for possible loan losses		(925,931)		(890,823)	(5,986)

Total assets		¥306,282,015		¥305,905,915	$2,055,681

(Continued)

	Millions of yen				Millions of U.S. dollars
	March 31, 2025		September 30, 2025		September 30, 2025
Liabilities and net assets:
Liabilities:
Deposits		¥171,498,651		¥170,026,335	$1,142,573
Negotiable certificates of deposit		17,175,391		16,060,889	107,929
Call money and bills sold		4,378,276		3,613,678	24,284
Payables under repurchase agreements	*5	25,797,136	*5	26,584,137	178,645
Payables under securities lending transactions	*5	2,183,655	*5	1,940,546	13,040
Commercial paper		2,686,483		3,396,178	22,822
Trading liabilities		9,726,615		10,167,086	68,323
Borrowed money	*5,*9	11,355,209	*5,*9	10,349,249	69,547
Foreign exchanges		1,771,839		2,016,859	13,553
Short-term bonds		728,200		610,400	4,102
Bonds	*5,*10	13,352,392	*5,*10	13,762,860	92,486
Due to trust account		1,041,660		1,163,687	7,820
Other liabilities		13,700,199		14,341,760	96,376
Reserve for employee bonuses		130,464		81,567	548
Reserve for executive bonuses		5,433		—	—
Net defined benefit liability		33,890		34,936	235
Reserve for executive retirement benefits		1,007		802	5
Reserve for point service program		32,656		33,326	224
Reserve for reimbursement of deposits		5,573		3,829	26
Reserve for losses on interest repayment		242,127		234,577	1,576
Reserves under the special laws		5,365		5,877	39
Deferred tax liabilities		422,050		586,837	3,944
Deferred tax liabilities for land revaluation	*7	26,424	*7	26,241	176
Acceptances and guarantees		15,139,799		15,559,987	104,563

Total liabilities		291,440,506		290,601,655	1,952,837

Net assets:
Capital stock		2,345,960		2,346,888	15,771
Capital surplus		611,423		612,350	4,115
Retained earnings		8,290,170		8,660,587	58,199
Treasury stock		(38,512)		(38,638)	(260)

Total stockholders’ equity		11,209,042		11,581,187	77,825

Net unrealized gains (losses) on other securities		1,930,834		2,193,835	14,743
Net deferred gains (losses) on hedges		(168,604)		(175,973)	(1,183)
Land revaluation excess	*7	32,849	*7	29,986	202
Foreign currency translation adjustments		1,411,827		1,274,553	8,565
Accumulated remeasurements of defined benefit plans		287,487		262,174	1,762

Total accumulated other comprehensive income		3,494,393		3,584,577	24,088

Stock acquisition rights		767		645	4
Non-controlling interests		137,306		137,849	926

Total net assets		14,841,509		15,304,259	102,844

Total liabilities and net assets		¥306,282,015		¥305,905,915	$2,055,681

INTERIM CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2024		2025		2025
Ordinary income		¥5,276,938		¥5,205,887	$34,983
Interest income		3,450,738		3,518,701	23,646
Interest on loans and discounts		1,992,942		1,984,187	13,334
Interest and dividends on securities		468,838		487,345	3,275
Trust fees		4,499		5,550	37
Fees and commissions		905,938		983,620	6,610
Trading income		436,753		141,842	953
Other operating income		79,744		157,461	1,058
Other income	*1	399,264	*1	398,710	2,679
Ordinary expenses		4,246,466		3,927,763	26,394
Interest expenses		2,324,340		2,235,764	15,024
Interest on deposits		829,337		832,295	5,593
Fees and commissions payments		151,321		154,273	1,037
Trading losses		132,106		—	—
Other operating expenses		224,648		118,352	795
General and administrative expenses	*2	1,172,747	*2	1,228,787	8,257
Other expenses	*3	241,302	*3	190,585	1,281

Ordinary profit		1,030,472		1,278,123	8,589

Extraordinary gains	*4	1,527	*4	2,259	15
Extraordinary losses	*5,*6	4,599	*5,*6	4,909	33

Income before income taxes		1,027,400		1,275,474	8,571

Income taxes-current		264,819		333,759	2,243
Income taxes-deferred		32,753		3,652	25

Income taxes		297,572		337,411	2,267

Profit		729,827		938,062	6,304

Profit attributable to non-controlling interests		4,655		4,557	31

Profit attributable to owners of parent		¥725,172		¥933,505	$6,273

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2024	2025	2025
Profit	¥729,827	¥938,062	$6,304
Other comprehensive income (losses)	(355,833)	92,107	619
Net unrealized gains (losses) on other securities	(255,139)	265,832	1,786
Net deferred gains (losses) on hedges	(63,775)	(5,824)	(39)
Land revaluation excess	—	(776)	(5)
Foreign currency translation adjustments	(98,034)	(55,572)	(373)
Remeasurements of defined benefit plans	(14,408)	(25,367)	(170)
Share of other comprehensive income of affiliates	75,523	(86,183)	(579)

Total comprehensive income	373,994	1,030,170	6,923

Comprehensive income attributable to owners of parent	370,291	1,025,774	6,893
Comprehensive income attributable to non-controlling interests	3,702	4,395	30

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen

	Stockholders’ equity

Six months ended September 30, 2024	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980

Cumulative effects of changes in accounting policies			59,330		59,330

Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311

Changes in the period

Issuance of new stock	1,922	1,922			3,844

Cash dividends			(177,382)		(177,382)

Profit attributable to owners of parent			725,172		725,172

Purchase of treasury stock				(101,576)	(101,576)

Disposal of treasury stock		(339)		486	147

Cancellation of treasury stock		(234,659)		234,659	—

Changes in shareholders’ interest due to transaction with non-controlling interests		(232)			(232)

Increase due to decrease in subsidiaries			39		39

Reversal of land revaluation excess			825		825

Transfer from retained earnings to capital surplus		234,999	(234,999)		—

Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,922	1,689	313,656	133,569	450,838

Balance at the end of the period	¥2,345,960	¥611,833	¥8,216,457	¥(34,101)	¥11,140,149

	Millions of yen

	Accumulated other comprehensive income

Six months ended September 30, 2024	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129

Cumulative effects of changes in accounting policies	(59,330)					(59,330)

Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798

Changes in the period

Issuance of new stock

Cash dividends

Profit attributable to owners of parent

Purchase of treasury stock

Disposal of treasury stock

Cancellation of treasury stock

Changes in shareholders’ interest due to transaction with non-controlling interests

Increase due to decrease in subsidiaries

Reversal of land revaluation excess

Transfer from retained earnings to capital surplus

Net changes in items other than stockholders’ equity in the period	(251,849)	(70,122)	(825)	(17,624)	(15,283)	(355,706)

Net changes in the period	(251,849)	(70,122)	(825)	(17,624)	(15,283)	(355,706)

Balance at the end of the period	¥2,095,703	¥(135,196)	¥34,110	¥1,345,023	¥275,451	¥3,615,092

(Continued)

	Millions of yen
Six months ended September 30, 2024	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥931	¥138,925	¥14,799,967

Cumulative effects of changes in accounting policies			—

Restated balance	931	138,925	14,799,967

Changes in the period

Issuance of new stock			3,844

Cash dividends			(177,382)

Profit attributable to owners of parent			725,172

Purchase of treasury stock			(101,576)

Disposal of treasury stock			147

Cancellation of treasury stock			—

Changes in shareholders’ interest due to transaction with non-controlling interests			(232)

Increase due to decrease in subsidiaries			39

Reversal of land revaluation excess			825

Transfer from retained earnings to capital surplus			—

Net changes in items other than stockholders’ equity in the period	(141)	(2,215)	(358,062)

Net changes in the period	(141)	(2,215)	92,775

Balance at the end of the period	¥790	¥136,710	¥14,892,743

(Continued)

Six months ended September 30, 2025	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042
Changes in the period
Issuance of new stock	927	927			1,855
Cash dividends			(240,202)		(240,202)
Profit attributable to owners of parent			933,505		933,505
Purchase of treasury stock				(100,579)	(100,579)
Disposal of treasury stock		(280)		461	181
Cancellation of treasury stock		(99,990)		99,990	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(0)			(0)
Decrease due to decrease in affiliates accounted for by the equity method			(224,699)		(224,699)
Reversal of land revaluation excess			2,085		2,085
Transfer from retained earnings to capital surplus		100,271	(100,271)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	927	926	370,417	(126)	372,145

Balance at the end of the period	¥2,346,888	¥612,350	¥8,660,587	¥(38,638)	¥11,581,187

Six months ended September 30, 2025	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	263,001	(7,368)	(2,862)	(137,273)	(25,313)	90,183

Net changes in the period	263,001	(7,368)	(2,862)	(137,273)	(25,313)	90,183

Balance at the end of the period	¥2,193,835	¥(175,973)	¥29,986	¥1,274,553	¥262,174	¥3,584,577

(Continued)

Six months ended September 30, 2025	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	¥767	¥137,306	¥14,841,509
Changes in the period
Issuance of new stock			1,855
Cash dividends			(240,202)
Profit attributable to owners of parent			933,505
Purchase of treasury stock			(100,579)
Disposal of treasury stock			181
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(0)
Decrease due to decrease in affiliates accounted for by the equity method			(224,699)
Reversal of land revaluation excess			2,085
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(122)	543	90,604

Net changes in the period	(122)	543	462,750

Balance at the end of the period	¥645	¥137,849	¥15,304,259

(Continued)

Six months ended September 30, 2025	Millions of U.S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	$15,765	$4,109	$55,710	$(259)	$75,325
Changes in the period
Issuance of new stock	6	6			12
Cash dividends			(1,614)		(1,614)
Profit attributable to owners of parent			6,273		6,273
Purchase of treasury stock				(676)	(676)
Disposal of treasury stock		(2)		3	1
Cancellation of treasury stock		(672)		672	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(0)			(0)
Decrease due to decrease in affiliates accounted for by the equity method			(1,510)		(1,510)
Reversal of land revaluation excess			14		14
Transfer from retained earnings to capital surplus		674	(674)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	6	6	2,489	(1)	2,501

Balance at the end of the period	$15,771	$4,115	$58,199	$(260)	$77,825

Six months ended September 30, 2025	Millions of U.S. dollars
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	$12,975	$(1,133)	$221	$9,487	$1,932	$23,482
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	1,767	(50)	(19)	(922)	(170)	606

Net changes in the period	1,767	(50)	(19)	(922)	(170)	606

Balance at the end of the period	$14,743	$(1,183)	$202	$8,565	$1,762	$24,088

(Continued)

Six months ended September 30, 2025	Millions of U.S. dollars
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	$5	$923	$99,735
Changes in the period
Issuance of new stock			12
Cash dividends			(1,614)
Profit attributable to owners of parent			6,273
Purchase of treasury stock			(676)
Disposal of treasury stock			1
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(0)
Decrease due to decrease in affiliates accounted for by the equity method			(1,510)
Reversal of land revaluation excess			14
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(1)	4	609

Net changes in the period	(1)	4	3,110

Balance at the end of the period	$4	$926	$102,844

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2024	2025	2025
Cash flows from operating activities:
Income before income taxes	¥1,027,400	¥1,275,474	$8,571
Depreciation	122,068	124,168	834
Losses on impairment of fixed assets	298	1,830	12
Amortization of goodwill	13,566	12,980	87
Equity in net (gains) losses of affiliates	(45,724)	(78,061)	(525)
Net change in reserve for possible loan losses	(19,672)	(31,543)	(212)
Net change in reserve for employee bonuses	(31,048)	(47,441)	(319)
Net change in reserve for executive bonuses	(4,412)	(5,439)	(37)
Net change in net defined benefit asset and liability	(23,249)	(30,768)	(207)
Net change in reserve for executive retirement benefits	(287)	(204)	(1)
Net change in reserve for point service program	(5,581)	670	5
Net change in reserve for reimbursement of deposits	(2,180)	(1,743)	(12)
Net change in reserve for losses on interest repayment	87,940	(7,549)	(51)
Interest income	(3,450,738)	(3,518,701)	(23,646)
Interest expenses	2,324,340	2,235,764	15,024
Net (gains) losses on securities	(304,473)	(285,464)	(1,918)
Net (gains) losses from money held in trust	11	(127)	(1)
Net exchange (gains) losses	322,490	(206,768)	(1,389)
Net (gains) losses from disposal of fixed assets	2,108	306	2
Net change in trading assets	492,401	(923,185)	(6,204)
Net change in trading liabilities	(927,073)	1,009,086	6,781
Net change in loans and bills discounted	1,829,740	(1,907,501)	(12,818)
Net change in deposits	(998,792)	(1,661,291)	(11,164)
Net change in negotiable certificates of deposit	(1,324,752)	(1,116,767)	(7,505)
Net change in borrowed money (excluding subordinated borrowings)	147,068	(976,284)	(6,561)
Net change in deposits with banks	5,487,809	(472,544)	(3,175)
Net change in call loans and bills bought and others	(3,224,342)	(427,439)	(2,872)
Net change in receivables under securities borrowing transactions	873,208	(879,920)	(5,913)
Net change in call money and bills sold and others	1,877,960	297,509	1,999
Net change in commercial paper	(477,201)	731,283	4,914
Net change in payables under securities lending transactions	(319,139)	(239,692)	(1,611)
Net change in foreign exchanges (assets)	(316,091)	317,614	2,134
Net change in foreign exchanges (liabilities)	(671,012)	244,975	1,646
Net change in lease receivables and investment assets	(30,522)	5,765	39
Net change in short-term bonds (liabilities)	148,500	(117,800)	(792)
Issuance and redemption of bonds (excluding subordinated bonds)	239,247	63,079	424
Net change in due to trust account	(629,957)	122,027	820
Interest received	3,508,124	3,626,726	24,372
Interest paid	(2,370,574)	(2,193,264)	(14,739)
Other, net	292,751	(487,387)	(3,275)

Subtotal	3,620,207	(5,547,633)	(37,280)

Income taxes paid	(278,239)	(341,443)	(2,294)

Net cash provided by (used in) operating activities	3,341,967	(5,889,077)	(39,574)

(Continued)

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2024		2025		2025
Cash flows from investing activities:
Purchases of securities		¥(24,557,525)		¥(22,889,922)	$(153,820)
Proceeds from sale of securities		10,892,126		9,532,166	64,056
Proceeds from redemption of securities		12,161,037		15,937,554	107,100
Purchases of money held in trust		(9,163)		(6,300)	(42)
Proceeds from sale of money held in trust		0		4,063	27
Purchases of tangible fixed assets		(43,348)		(59,259)	(398)
Proceeds from sale of tangible fixed assets		2,450		2,591	17
Purchases of intangible fixed assets		(116,769)		(133,423)	(897)
Net cash provided by (used in) investing activities		(1,671,192)		2,387,470	16,044

Cash flows from financing activities:
Proceeds from subordinated borrowings		33,000		29,000	195
Repayment of subordinated borrowings		(10,000)		(8,000)	(54)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		432,820		388,810	2,613
Redemption of subordinated bonds and bonds with stock acquisition rights		(364,827)		(42,000)	(282)
Dividends paid		(177,364)		(240,053)	(1,613)
Proceeds from issuance of common stock to non-controlling stockholders		—		1,200	8
Dividends paid to non-controlling stockholders		(5,981)		(4,123)	(28)
Purchases of treasury stock		(101,576)		(100,579)	(676)
Proceeds from disposal of treasury stock		147		181	1
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		0		—	—

Net cash provided by (used in) financing activities		(193,783)		24,434	164

Effect of exchange rate changes on cash and cash equivalents		(323,326)		5,791	39

Net change in cash and cash equivalents		1,153,664		(3,471,380)	(23,328)

Cash and cash equivalents at the beginning of the period		66,380,330		66,187,674	444,780

Cash and cash equivalents at the end of the period	*1	¥67,533,995	*1	¥62,716,294	$421,452

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002, as the holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which differ from International Financial Reporting Standards (“IFRS”) in certain respects, particularly regarding application and disclosure requirements.

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These interim consolidated financial statements are translated from the interim consolidated financial statements contained in the interim securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA-based financial statements”), except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2025 which was ¥148.81 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1. Scope of consolidation

(1) Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2025 was 177.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Consumer Finance Co., Ltd.
JRI Holdings, Limited
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
SMBC Bank EU AG
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank SMBC Indonesia Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the six months ended September 30, 2025 were as follows:

Olive Consulting, Inc. and 5 other companies were newly included in the scope of consolidation due to new establishment.

1 company was excluded from the scope of consolidation because it ceased to be a subsidiary following its liquidation.

(2) Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

Changes in the unconsolidated subsidiaries in the six months ended September 30, 2025 were as follows:

7 of the unconsolidated subsidiaries were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total amounts of total assets, ordinary income, net income and retained earnings were immaterial respectively, as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

(3) Entities not regarded as subsidiaries even though the Company owns the majority of voting rights in its own account

Principal companies:	Tamago & Company Inc.
Fustnot Inc.
Aqua Clara, inc.
Aqua Clara Lemon Gas Holdings Co., Ltd.
NJT Copper Tube Corporation

(Reasons not regarded as subsidiaries)

The Company’s consolidated subsidiary conducting investment business owns their voting rights primarily to obtain capital gains through investments or restructuring of their business, and has no intent to control.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2025 was 5.

Principal company:	SBCS Co., Ltd.

(2) Equity method affiliates

The number of affiliates accounted for by the equity method at September 30, 2025 was 258.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the six months ended September 30, 2025 were as follows:

YES BANK LIMITED and 31 other companies became equity method affiliates due to the acquisition of stocks and other reasons.

The Bank of East Asia, Limited and 12 other companies were excluded from the scope of equity method affiliates due to the sale of stocks and other reasons.

(3) Unconsolidated subsidiaries not accounted for by the equity method

7 of the unconsolidated subsidiaries not accounted for by the equity method were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of equity method pursuant to Article 7, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

(4) Affiliates not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S.à r.l.

Affiliates not accounted for by the equity method were also excluded from the scope of equity method because their total amounts of net income and retained earnings were immaterial, and as such, they did not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

(5)	Entities not regarded as affiliates even though the Company owns 20 percent or more but not more than 50 percent of voting rights in its own account

Principal companies:	UDI Building Confirmations and Inspections. Inc.
Geo Maintenance Co., Ltd.
Yuki Shoji Co., Ltd.

(Reasons not regarded as affiliates)

The Company’s consolidated subsidiary conducting investment business owns their voting rights primarily to obtain capital gains through investments or restructuring of their business, and has no intent to exercise significant influence.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim balance sheet dates of the consolidated subsidiaries at September 30, 2025 were as follows:

December 31	1
March 31	1
April 30	2
May 31	3
June 30	86
September 30	84

(2)

The subsidiary with the interim balance sheet date of December 31 is consolidated using financial statements as of June 30. The subsidiaries with the interim balance sheet dates of April 30 are consolidated using financial statements as of July 31. The subsidiaries with the interim balance sheet dates of March 31 and May 31, and certain subsidiaries with the interim balance sheet dates of June 30, are consolidated using financial statements as of September 30. Other subsidiaries are consolidated using financial statements as of their respective interim balance sheet dates.

Appropriate adjustments are made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing dates.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the interim consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the end of the fiscal year ended March 31, 2025 and the six months ended September 30, 2025 were also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the end of the fiscal year ended March 31, 2025 and the six months ended September 30, 2025 were also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated on a group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that are classified as held-to-maturity securities are measured at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are measured at cost using the moving-average method. Other securities are measured at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are measured at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected as the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are measured using the same method as described in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are measured at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated on a group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. The estimated useful lives of major items are as follows:

Buildings:	7 to 69 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of default for certain periods in the past based on actual loan losses or default in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the credit review department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts written off were ¥251,823 million and ¥242,971 million at September 30 and March 31, 2025, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the interim period-end based on the Company’s internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “V Point” which is the Group-wide point service program, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(11)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit to the period by the end of the interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Revenue recognition

1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for administration fees during the loan period of syndicated loans, is recognized when the transaction starts with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction starts with the customer.

Revenue for agency business, mainly including the accepted commissions between banks due to online alliances commission fees, etc. for proxy office management, is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposit and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(15)	Lease transactions

Income from finance lease transactions is recognized by allocating the interest portion to each period over the lease term.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guideline No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purpose of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

(Additional information)

1. The estimates of reserve for possible loan losses in consideration of tariff measures in the U.S.

Considering concerns over the potential future deterioration in the credit status of companies that are susceptible to rapid changes in the environment arising from the high tariff measures imposed by the U.S. on its trading partners, the estimation of the reserve for possible loan losses associated with such an impact is reflected in the interim consolidated financial statements using the following method.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the country and industry, and estimating the impact of the tariff measures.

As a result, an additional reserve for possible loan losses at a total of ¥34,125 million was recorded for such portfolios.

2. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine

Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the interim consolidated financial statements using the following method. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc. due to the prolonged impact of such economic sanctions and countermeasures, and the deterioration in the credit status of Russia including interest payments on Russian government bonds, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

Also, regarding certain funds, including collection of claims from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasure is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

As a result, a reserve for possible loan losses at a total of ¥87,269 million was recorded for the Russia-related credits.

3. The estimates of reserve for possible loan losses related to the impact of prolonged high interest rates overseas

Considering the continually increasing burden of interest payments on companies due to prolonged high interest rates overseas, the estimation of the reserve for possible loan losses associated with such an impact is reflected in the interim consolidated financial statements using the following method.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the forms of lending and industry, and estimating the impact of changes in the market conditions and the prolonged high interest rates.

As a result, an additional reserve for possible loan losses at a total of ¥31,617 million was recorded for such portfolios.

4. The estimates of reserve for possible loan losses in consideration of changes in domestic business environment and other factors

For certain portfolios, the estimation of the reserve for possible loan losses associated with impacts including changes in the domestic business environment such as continuously inflated raw material prices and an increase in labor costs, along with changes in the financial environment such as an increase in the policy interest rate, is reflected in the interim consolidated financial statements using the following method, considering concerns over the future deterioration in credit conditions.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the forms of lending and ability of debt repayment, and estimating the impact of changes in the market condition.

As a result, an additional reserve for possible loan losses at a total of ¥10,565 million was recorded for such portfolios.

(Notes to interim consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2025 and September 30, 2025 were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Stocks	¥1,791,771	¥1,642,351
Investments	14,821	20,360

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amounts of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2025 and September 30, 2025 were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Japanese government bonds and Japanese local government bonds in “Securities”	¥292,129	¥287,397
Trading securities in “Trading assets”	225	495

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2025 and September 30, 2025 were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Securities pledged	¥9,358,574	¥10,308,265
Securities lent	75,718	102,560
Securities held without being disposed	13,396,963	13,451,068

*3	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2025 and September 30, 2025 were as follows. The claims were items that were recorded under the following items on the interim consolidated balance sheet (consolidated balance sheet): bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
	March 31, 2025	September 30, 2025
Bankrupt and quasi-bankrupt loans	¥75,234	¥77,187
Doubtful loans	454,767	517,813
Substandard loans	351,693	420,446
Past due loans (3 months or more)	60,843	76,796
Restructured loans	290,850	343,649

Subtotal	881,696	1,015,447

Normal loans	130,080,805	131,943,466

Total	¥130,962,501	¥132,958,913

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of reorganization proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be recovered and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*4	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guideline No. 24. SMBC and its banking subsidiaries have the rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The face values at March 31, 2025 and September 30, 2025 were as follows:

Millions of yen
	March 31, 2025	September 30, 2025
Bills discounted	¥ 870,770	¥ 930,944

*5	Assets pledged as collateral

Assets pledged as collateral at March 31, 2025 and September 30, 2025 were as follows:

March 31, 2025	Millions of yen	September 30, 2025	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥3,790	Cash and due from banks	¥4,139
Trading assets	1,891,203	Trading assets	1,403,821
Securities	13,009,593	Securities	10,876,124
Loans and bills discounted	10,728,100	Loans and bills discounted	10,228,285

Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Payables under repurchase agreements	12,670,866	Payables under repurchase agreements	10,632,355
Payables under securities lending transactions	1,595,624	Payables under securities lending transactions	1,245,114
Borrowed money	8,331,558	Borrowed money	7,393,764
Bonds	758,629	Bonds	602,365

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2025 and September 30, 2025:

March 31, 2025	Millions of yen	September 30, 2025	Millions of yen
Cash and due from banks	¥16,952	Cash and due from banks	¥16,764
Trading assets	1,198,444	Trading assets	963,702
Securities	8,351,529	Securities	8,463,917
Loans and bills discounted	553,201	Loans and bills discounted	1,008,972

Other assets include collateral money deposited for financial instruments, surety deposits, margins of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2025	Millions of yen	September 30, 2025	Millions of yen
Collateral money deposited for financial instruments	¥1,925,437	Collateral money deposited for financial instruments	¥2,021,794
Surety deposits	80,006	Surety deposits	76,061
Margins of futures markets	56,775	Margins of futures markets	51,026
Other margins	100,799	Other margins	90,750

*6	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2025 and September 30, 2025 were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
The amounts of unused commitments	¥91,090,878	¥95,237,191
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	56,556,826	59,685,691

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, the necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities are requested to be pledged. Also, after concluding the contracts, customer’s financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

*7	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and the “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, Paragraph 3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal, as well as neighboring sales, to the value based on fixed asset tax valuation, standard land price, and appraisal evaluation conducted by a licensed real estate appraiser or an assistant real estate appraiser, as stipulated respectively by Items 3, 4, or 5 of Article 2 of the “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119, effective March 31, 1998).

*8	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2025 and September 30, 2025 were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Accumulated depreciation	¥857,729	¥873,555

*9	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2025 and September 30, 2025 were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Subordinated borrowings	¥176,000	¥197,000

*10	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2025 and September 30, 2025 were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Subordinated bonds	¥3,153,557	¥3,484,898

*11	Guaranteed amount to privately-placed bonds

The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of Financial Instruments and Exchange Act) in “Securities” at March 31, 2025 and September 30, 2025 were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Guaranteed amounts to privately-placed bonds	¥1,006,735	¥933,580

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2024 and 2025 included the following:

Six months ended September 30, 2024	Millions of yen	Six months ended September 30, 2025	Millions of yen
Gains on sales of stocks and others	¥309,766	Gains on sales of stocks and others	¥293,993

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2024 and 2025 included the following:

Six months ended September 30, 2024	Millions of yen	Six months ended September 30, 2025	Millions of yen
Salaries and related expenses	¥455,177	Salaries and related expenses	¥479,880

*3	Other expenses

“Other expenses” for the six months ended September 30, 2024 and 2025 included the following:

Six months ended September 30, 2024	Millions of yen	Six months ended September 30, 2025	Millions of yen
Provision for reserve for losses on interest repayment	¥99,000	Write-off of loans	¥86,066
Write-off of loans	87,845

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2024 and 2025 were as follows:

Six months ended September 30, 2024	Millions of yen	Six months ended September 30, 2025	Millions of yen
Gains on disposal of fixed assets	¥1,527	Gains on disposal of fixed assets	¥2,259

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2024 and 2025 were as follows:

Six months ended September 30, 2024	Millions of yen	Six months ended September 30, 2025	Millions of yen
Losses on disposal of fixed assets	¥3,636	Losses on disposal of fixed assets	¥2,566
Provision for reserve for contingent liabilities from financial instruments transactions	664	Losses on impairment of fixed assets	1,830
Losses on impairment of fixed assets	298	Provision for reserve for contingent liabilities from financial instruments transactions	512

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets were recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2024 and 2025.

Six months ended September 30, 2024			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Corporate asset (1 item)	Buildings, etc.	¥7
	Idle assets (36 items)	Land and buildings, etc.	192
Kinki area	Idle assets (20 items)	Land and buildings, etc.	91
Other	Branches (1 item)	Land and buildings, etc.	1
	Idle assets (9 items)		5

Six months ended September 30, 2025			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Corporate assets (2 items)	Buildings, etc.	¥178
	Idle assets (32 items)	Land and buildings, etc.	1,027
Kinki area	Idle assets (14 items)	Land and buildings, etc.	622
Other	Idle assets (5 items)	Land and buildings, etc	2

As for land and buildings, etc., each branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which did not produce independent cash flows at headquarters were treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that were reasonably deemed to be used solely by each business unit as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets.

As for idle assets, the assets group for recognition and measurement of impairment loss was each individual property level. The carrying amounts of idle assets were reduced to their recoverable amounts, and the reduced amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there were indicators that the invested amounts might not be recoverable. The recoverable amount was calculated using net realizable value, which was basically determined by subtracting the expected disposal cost from the real estate appraisal value.

*7	Application of the global minimum tax rules

The Group applied Paragraph 7 of the “Accounting for and Disclosure of Current Taxes Related to the Global Minimum Tax Rules” (ASBJ Practical Solution No.46, March 22, 2024), and did not recognize current income taxes related to the global minimum tax for the fiscal year that includes the period for the six months ended September 30, 2025.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2024

1. Type and number of shares issued and treasury stock

	Number of shares				Notes
	At the beginning of the period	Increase	Decrease	At the end of the period
Shares issued
Common stock	1,337,529,084	341,902	29,693,800	1,308,177,186	1, 2

Total	1,337,529,084	341,902	29,693,800	1,308,177,186

Treasury stock
Common stock	23,587,866	9,722,183	29,752,599	3,557,450	3, 4, 5

Total	23,587,866	9,722,183	29,752,599	3,557,450

Notes:	1.	The increase of 341,902 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The decrease of 29,693,800 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.

The increase of 9,722,183 shares in the number of treasury common stock comprises the increase of 11,383 shares due to the purchases of fractional shares, the increase of 149,000 shares due to the acquisition of the Company’s shares held by the stock grant trust for employees (“the Trust”) and the increase of 9,561,800 shares due to the repurchase of treasury stocks.

	4.

The decrease of 29,752,599 shares in the number of treasury common stock comprises the decrease of 58,699 shares due to the sales of fractional shares as well as the exercise of stock options, the decrease of 100 shares due to the sales of the Company’s shares held by the Trust and the decrease of 29,693,800 shares due to the cancellation of treasury stocks.

	5.	The number of treasury common stock at the end of the period of 3,557,450 shares included 148,900 shares of the Company held by the Trust.

2. Information on stock acquisition rights

			Number of shares				Millions of yen	Notes
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥790

Total							¥790

3. Information on dividends

 (1) Dividends paid in the period

Date of resolution		Millions of yen, except per share amount
	Type of shares	Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2024	Common stock	¥177,382	¥135	March 31, 2024	June 28, 2024

 (2) Dividends to be paid in the next period

Date of resolution		Millions of yen, except per share amount
	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2024	Common stock	¥ 234,858	Retained earnings	¥ 180	September 30, 2024	December 3, 2024

Note:	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. Cash dividends per share were stated at the amount before the stock split.

Six months ended September 30, 2025

1. Type and number of shares issued and treasury stock

	Number of shares				Notes
	At the beginning of the period	Increase	Decrease	At the end of the period
Shares issued
Common stock	3,884,445,458	513,282	27,551,100	3,857,407,640	1, 2

Total	3,884,445,458	513,282	27,551,100	3,857,407,640

Treasury stock
Common stock	10,651,848	27,717,715	27,679,933	10,689,630	3, 4, 5

Total	10,651,848	27,717,715	27,679,933	10,689,630

Notes:	1.	The increase of 513,282 shares in the total number of shares issued was due to the issuance of new stocks as stock-based compensation.
	2.	The decrease of 27,551,100 shares in the total number of shares issued was due to the cancellation of treasury stock.
	3.

The increase of 27,717,715 shares in the number of treasury common stock comprises the increase of 13,615 shares due to the purchases of fractional shares, the increase of 153,000 shares due to the acquisition of the Company’s shares held by the stock grant trust for employees (“the Trust”) and the increase of 27,551,100 shares due to the repurchase of treasury stocks.

	4.

The decrease of 27,679,933 shares in the number of treasury common stock comprises the decrease of 111,333 shares due to the sales of fractional shares as well as the exercise of stock options, the decrease of 17,500 shares due to the issuance and sales of the Company’s shares held by the Trust and the decrease of 27,551,100 shares due to the cancellation of treasury stocks.

	5.	The number of treasury common stock at the end of the period of 10,689,630 shares included 582,200 shares of the Company held by the Trust.

2. Information on stock acquisition rights

			Number of shares				Millions of yen	Notes
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥645

Total							¥645

3. Information on dividends

(1) Dividends paid in the period

		Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2025	Common stock	¥240,202	¥62	March 31, 2025	June 30, 2025

Note:	Cash dividends resolved at the Ordinary General Meeting of Shareholders held on June 27, 2025 included ¥27 million of cash dividends on the Company’s shares held by the Trust.

(2) Dividends to be paid in the next period

		Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2025	Common stock	¥300,089	Retained earnings	¥78	September 30, 2025	December 2, 2025

Note:	Cash dividends resolved at the Meeting of the Board of Directors held on November 14, 2025 included ¥45 million of cash dividends on the Company’s shares held by the Trust.

(Notes to interim consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the period and the amounts of items stated on the interim consolidated balance sheets

	Millions of yen
Six months ended September 30	2024	2025
Cash and due from banks	¥73,612,647	¥72,597,960
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(6,078,652)	(9,881,665)

Cash and cash equivalents	¥67,533,995	¥62,716,294

(Notes to lease transactions)

1. Finance leases

(1) Lessee side

1) Lease assets

(a) Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b) Intangible fixed assets

Intangible fixed assets were software.

2) Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing interim consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2) Lessor side

1) Breakdown of lease investment assets

	Millions of yen
	March 31, 2025	September 30, 2025
Lease receivables	¥292,143	¥282,420
Residual value	15,097	12,053
Unearned interest income	(76,041)	(73,635)

Total	¥231,199	¥220,839

2) The scheduled collections of lease payments receivable related to lease investment assets were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Within 1 year	¥62,488	¥54,807
More than 1 year to 2 years	29,003	56,002
More than 2 years to 3 years	43,807	14,989
More than 3 years to 4 years	9,981	34,648
More than 4 years to 5 years	51,132	30,225
More than 5 years	95,729	91,747

Total	¥292,143	¥282,420

2.	Operating leases

(1) Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Due within 1 year	¥37,326	¥37,937
Due after 1 year	229,724	216,678

Total	¥267,051	¥254,615

(2) Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Due within 1 year	¥206	¥210
Due after 1 year	688	585

Total	¥894	¥796

(Notes to financial instruments)

Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the interim consolidated balance sheet (the amounts on the consolidated balance sheet) and the fair value of financial instruments as well as the difference between them, and fair value by input level are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified as the lowest priority level of fair value measurement in which each input belongs.

(1)	Financial assets and liabilities at fair value on the interim consolidated balance sheet (consolidated balance sheet)

	Millions of yen
	Consolidated balance sheet amount
March 31, 2025	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥114,591	¥381,139	¥495,731
Trading assets	4,801,509	1,295,209	43,952	6,140,671
Money held in trust	—	32,272	—	32,272
Securities
Other securities*1	23,919,223	14,017,061	6,276	37,942,561
Stocks	2,870,342	795	—	2,871,138
Japanese government bonds	11,180,546	—	—	11,180,546
Japanese local government bonds	787,139	35,435	—	822,574
Japanese corporate bonds	—	1,884,079	6,276	1,890,356
Foreign stocks	1,527,602	220,785	—	1,748,387
Foreign bonds	7,078,505	10,346,238	0	17,424,744
Other	475,086	1,529,726	—	2,004,813

Total assets	¥28,720,732	¥15,459,135	¥431,368	¥44,611,236

Trading liabilities
Trading securities sold for short sales	¥4,507,157	¥328,309	¥—	¥4,835,466

Total liabilities	¥4,507,157	¥328,309	¥—	¥4,835,466

Derivative transactions*2, 3
Interest rate derivatives	¥(12,073)	¥(221,335)	¥4,121	¥(229,287)
Currency derivatives	2,496	(314,414)	20,476	(291,440)
Equity derivatives	14,522	119,839	4,086	138,449
Bond derivatives	123	304	—	428
Commodity derivatives	10	1,136	—	1,147
Credit derivative transactions	—	(9,086)	3,203	(5,883)

Total derivative transactions	¥5,081	¥(423,556)	¥31,888	¥(386,585)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3

As for derivative transactions applying hedge accounting, ¥(1,728,482) million was recorded on the consolidated balance sheet. These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that were hedged items. The Company mainly applied deferred hedge accounting for those derivative transactions.

September 30, 2025	Millions of yen
	Interim consolidated balance sheet amount
	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥101,666	¥356,924	¥458,591
Trading assets	4,511,940	1,250,691	19,241	5,781,874
Money held in trust	—	34,637	—	34,637
Securities
Other securities*1	21,674,336	13,465,294	3,457	35,143,088
Stocks	3,145,819	819	—	3,146,638
Japanese government bonds	9,277,588	—	—	9,277,588
Japanese local government bonds	720,324	33,211	—	753,535
Japanese corporate bonds	—	1,738,709	3,457	1,742,167
Foreign stocks	1,498,921	273,876	—	1,772,798
Foreign bonds	6,737,493	10,353,776	0	17,091,270
Other	294,188	1,064,900	—	1,359,089

Total assets	¥26,186,276	¥14,852,290	¥379,624	¥41,418,191

Trading liabilities
Trading securities sold for short sales	¥3,805,455	¥382,028	¥—	¥4,187,483

Total liabilities	¥3,805,455	¥382,028	¥—	¥4,187,483

Derivative transactions*2, 3
Interest rate derivatives	¥(10,960)	¥(383,228)	¥5,117	¥(389,071)
Currency derivatives	(3,554)	(301,240)	25,579	(279,215)
Equity derivatives	(25)	2,324	3,343	5,643
Bond derivatives	(722)	(148)	737	(133)
Commodity derivatives	(90)	1,222	—	1,131
Credit derivative transactions	—	(12,556)	2,890	(9,665)

Total derivative transactions	¥(15,353)	¥(693,627)	¥37,669	¥(671,311)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3

As for derivative transactions applying hedge accounting, ¥(1,217,998) million was recorded on the interim consolidated balance sheet.

These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that were hedged items. The Company mainly applied deferred hedge accounting for those derivative transactions.

(2)	Financial assets and liabilities which are not stated at fair value on the interim consolidated balance sheet (consolidated balance sheet)

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, Short-term bonds payable, and Due to trust account are not disclosed in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2025	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,171,196	¥5,171,196	¥5,119,390	¥51,806
Securities
Bonds classified as held-to-maturity	255,558	12,681	—	268,240	274,414	(6,174)
Loans and bills discounted					111,136,239
Reserve for possible loan losses*					(521,037)

	—	—	112,493,608	112,493,608	110,615,201	1,878,406

Lease receivables and investment assets*	—	—	227,076	227,076	230,549	(3,473)

Total assets	¥255,558	¥12,681	¥117,891,881	¥118,160,121	¥116,239,556	¥1,920,565

Deposits	¥—	¥172,036,099	¥—	¥172,036,099	¥171,498,651	¥537,448
Negotiable certificates of deposit	—	17,262,189	—	17,262,189	17,175,391	86,798
Borrowed money	—	11,176,826	53,333	11,230,159	11,355,209	(125,049)
Bonds	—	11,342,431	1,863,908	13,206,339	13,352,392	(146,052)

Total liabilities	¥—	¥211,817,547	¥1,917,241	¥213,734,789	¥213,381,644	¥353,145

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from consolidated balance sheet amounts since they were immaterial.

	Millions of yen
	Fair value				Interim consolidated balance sheet amount	Difference
September 30, 2025	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,494,519	¥5,494,519	¥5,429,120	¥65,398
Securities
Bonds classified as held-to-maturity	1,668,877	25,642	—	1,694,519	1,710,238	(15,719)
Loans and bills discounted					113,126,523
Reserve for possible loan losses*					(535,899)

	—	—	114,095,537	114,095,537	112,590,624	1,504,912

Lease receivables and investment assets*	—	—	219,326	219,326	220,169	(842)

Total assets	¥1,668,877	¥25,642	¥119,809,383	¥121,503,903	¥119,950,153	¥1,553,750

Deposits	¥—	¥170,037,597	¥—	¥170,037,597	¥170,026,335	¥11,262
Negotiable certificates of deposit	—	16,064,303	—	16,064,303	16,060,889	3,413
Borrowed money	—	10,153,054	82,301	10,235,355	10,349,249	(113,893)
Bonds	—	11,352,662	2,179,585	13,532,247	13,762,860	(230,613)

Total liabilities	¥—	¥207,607,618	¥2,261,886	¥209,869,504	¥210,199,335	¥(329,831)

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from interim consolidated balance sheet amounts since they were immaterial.

(Note 1) Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices as of the six months ended September 30, 2025. The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

The fair values of monetary claims held for trading purposes are calculated based on the present values of estimated future cash flows. Those present values are discounted at the risk-free interest rate which takes into account credit risk, liquidity risk, etc. They are classified into Level 3.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the six months ended September 30, 2025. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the six months ended September 30, 2025. Japanese Government bonds, etc., are mainly classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. The fair values of investment trusts with no market prices are based on the net asset value.

These transactions are mainly classified into Level 2.

Loans and bills discounted, Lease receivables and investment assets

Of these transactions, considering the characteristics of these transactions, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.

For short-term transactions, fair values are also their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. The fair value is approximated by the amount derived from the claims’ interim consolidated balance sheet amounts (consolidated balance sheets amounts) after deducting the allowance for doubtful accounts; therefore, this price is considered to be the fair value.

These transactions are mainly classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the six months ended September 30, 2025. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

These transactions are classified into Level 2.

Borrowed money, Bonds

The fair values of short-term transactions are their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows discounted using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions take into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If the impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the interim consolidated balance sheet (consolidated balance sheet) at fair value and classified in Level 3

1) Quantitative information on significant unobservable inputs

March 31, 2025	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%

		Loss given default	0.0% — 50.8%

		Prepayment rate	2.0% — 6.5%

Trading assets:	Option valuation model	Equity volatility	93.4%

	Discounted cash flow	Discount margin	9.3%

Securities:

Japanese corporate bonds	Discounted cash flow	Probability of default	7.6% — 100.0%

		Loss given default	0.0% — 44.5%

Foreign bonds	Discounted cash flow	Probability of default	100.0%

		Loss given default	40.0% — 71.2%

Derivative transactions:

Interest rate derivatives	Option valuation model	Correlation between interest rates	34.3% — 99.5%

		Correlation between interest rates and foreign exchange rates	14.1% — 52.4%

Currency derivatives	Option valuation model	Correlation between interest rates	29.5% — 99.5%

		Correlation between interest rates and foreign exchange rates	7.0% — 49.0%

		Foreign exchange rate volatility	11.4% — 13.2%

Equity derivatives	Option valuation model	Correlation between equities	50.9% — 70.0%

		Correlation between foreign exchange rates and equities	3.1%

		Equity volatility	17.9% — 71.0%

Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5% — 30.0%

*	Credit Default Swap

September 30, 2025	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%

		Loss given default	0.0% — 50.8%

		Prepayment rate	2.0% — 6.5%

Trading assets:	Option valuation model	Equity volatility	52.2%

Securities:

Japanese corporate bonds	Discounted cash flow	Probability of default	7.6% — 100.0%

		Loss given default	0.0% — 44.5%

Foreign bonds	Discounted cash flow	Probability of default	100.0%

		Loss given default	40.0%

Derivative transactions:

Interest rate derivatives	Option valuation model	Correlation between interest rates	35.4% — 99.6%

		Correlation between interest rates and foreign exchange rates	16.6% — 53.4%

Currency derivatives	Option valuation model	Correlation between interest rates	30.8% — 99.6%

		Correlation between interest rates and foreign exchange rates	9.3% — 49.6%

		Foreign exchange rate volatility	10.0% — 11.8%

Equity derivatives	Option valuation model	Correlation between equities	49.0% — 68.8%

		Correlation between foreign exchange rates and equities	(2.8)%

		Equity volatility	0.5% — 69.4%

Bond derivatives	Option valuation model	Bond volatility	4.7% — 14.9%

Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5% — 30.0%

*	Credit Default Swap

2) Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

March 31, 2025	Millions of yen
	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥419,099	¥ (11,844)	¥(17,564)	¥(8,550)	¥—	¥—	¥381,139	¥—
Trading assets	20,637	3,821	—	(27,256)	46,748	—	43,952	2,338
Securities
Other securities	12,976	92	504	(4,592)	960	(3,664)	6,276	59
Japanese corporate bonds	11,833	100	31	(2,984)	960	(3,664)	6,276	21
Foreign bonds	1,143	(8)	473	(1,608)	—	—	0	38
Derivative transactions
Interest rate	3,026	1,095	—	—	—	—	4,121	1,109
Currency	14,756	5,719	—	—	—	—	20,476	5,752
Equity	7,043	(1,781)	—	(1,175)	—	—	4,086	3,582
Bond	—	(1,549)	—	1,549	—	—	—	—
Credit derivative	1,772	1,430	—	—	—	—	3,203	1,447

Total	¥479,313	¥(3,014)	¥(17,059)	¥(40,025)	¥47,708	¥(3,664)	¥463,257	¥14,289

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for monetary claims and privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2025.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2025.

September 30, 2025	Millions of yen
	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at interim consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥381,139	¥(4,207)	¥(14,871)	¥(5,135)	¥—	¥—	¥356,924	¥—
Trading assets	43,952	106	—	(27,645)	2,827	—	19,241	265
Securities
Other securities	6,276	1	(18)	(1,172)	459	(2,088)	3,457	1
Japanese corporate bonds	6,276	1	(18)	(1,172)	459	(2,088)	3,457	1
Foreign bonds	0	—	—	—	—	—	0	—
Derivative transactions
Interest rate	4,121	996	—	—	—	—	5,117	996
Currency	20,476	5,103	—	—	—	—	25,579	5,145
Equity	4,086	221	—	(964)	—	—	3,343	2,014
Bond	—	(2,086)	—	2,823	—	—	737	59
Credit derivative	3,203	(313)	—	—	—	—	2,890	(313)

Total	¥463,257	¥(177)	¥(14,890)	¥(32,094)	¥3,287	¥(2,088)	¥417,294	¥8,170

*1	The amounts shown in the table above are included in interim consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for stocks and privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2025.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2025.

3) Description of the fair value valuation process

At the Group, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Group using the inputs for the valuation.

4) Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that a default occurs, relative to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in fair value.

Prepayment rate

Prepayment rate is the proportion of the principal of securities that is expected to be paid before maturity in each period, and is calculated based on actual payment in the past. In general, a significant change in the prepayment rate would result in a significant decrease (increase) in fair value according to the contractual terms and conditions of financial instruments.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. In general, a significant increase (decrease) in volatility would result in a significant increase (decrease) in fair value.

Discount margin

Discount margin represents a spread used in discounting estimated future cash flows in the DCF method to reflect the uncertainty of the cash flows on fair value. In general, a significant increase (decrease) in the discount margin would result in a significant decrease (increase) in the fair value.

Correlation

Correlation is an indicator of the relationship between changes in variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread, and stock price. It is estimated based on actual past results and is mainly used in valuation techniques for complex derivatives, etc. In general, a significant change in correlation would result in a significant increase (decrease) in fair value according to the contractual terms and conditions of financial instruments.

(Note 3)

Interim consolidated balance sheet amounts (consolidated balance sheet amounts) of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020) and Paragraph 24-16 of “Guidance for Application of Fair Value Measurement”(ASBJ Guidance No.31, June 17, 2021), these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level.”

	Millions of yen
	March 31, 2025	September 30, 2025
Stocks with no market prices, etc.*1, 2	¥234,537	¥282,506
Investments in partnership, etc.*2	502,861	522,417

Total	¥737,399	¥804,923

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2

Unlisted stocks and investments in partnerships totaling ¥31,187 million and ¥14,202 million were written off in the fiscal year ended March 31, 2025 and the six months ended September 30, 2025, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheets (consolidated balance sheets).

1.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2025		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—

	Other	—	—	—

	Subtotal	—	—	—

Bonds with unrealized losses:	Japanese government bonds	109,550	107,656	(1,893)
	Japanese local government bonds	151,882	147,902	(3,980)
	Japanese corporate bonds	12,981	12,681	(300)

	Other	—	—	—

	Subtotal	274,414	268,240	(6,174)

Total		¥274,414	¥268,240	¥(6,174)

		Millions of yen
September 30, 2025		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—

	Other	—	—	—

	Subtotal	—	—	—

Bonds with unrealized losses:	Japanese government bonds	1,532,416	1,520,594	(11,822)
	Japanese local government bonds	151,890	148,283	(3,607)
	Japanese corporate bonds	12,984	12,695	(289)

	Other	12,947	12,947	—

	Subtotal	1,710,238	1,694,519	(15,719)

Total		¥1,710,238	¥1,694,519	¥(15,719)

2.	Other securities

		Millions of yen
March 31, 2025		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,845,865	¥879,921	¥1,965,943
	Bonds	1,277,733	1,270,224	7,508
	Japanese government bonds	518,438	518,333	104
	Japanese local government bonds	10	10	0
	Japanese corporate bonds	759,284	751,881	7,403
	Other	11,237,738	9,665,072	1,572,666

	Subtotal	15,361,336	11,815,218	3,546,118

Other securities with unrealized losses:	Stocks	25,272	30,289	(5,016)
	Bonds	12,615,744	12,768,090	(152,345)
	Japanese government bonds	10,662,108	10,714,608	(52,500)
	Japanese local government bonds	822,564	864,374	(41,809)
	Japanese corporate bonds	1,131,071	1,189,107	(58,035)
	Other	11,047,661	11,630,394	(582,733)
	Subtotal	23,688,678	24,428,774	(740,095)

Total		¥39,050,015	¥36,243,992	¥2,806,023

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2025 recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
September 30, 2025		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,135,638	¥833,949	¥2,301,689
	Bonds	3,716,101	3,708,531	7,570
	Japanese government bonds	3,020,147	3,019,873	274
	Japanese local government bonds	8	8	0
	Japanese corporate bonds	695,945	688,649	7,295
	Other	11,574,911	10,007,252	1,567,658

	Subtotal	18,426,651	14,549,732	3,876,918

Other securities with unrealized losses:	Stocks	11,000	12,514	(1,513)
	Bonds	8,057,189	8,217,164	(159,975)
	Japanese government bonds	6,257,440	6,310,165	(52,725)
	Japanese local government bonds	753,527	794,757	(41,230)
	Japanese corporate bonds	1,046,221	1,112,241	(66,019)
	Other	9,643,226	10,135,716	(492,489)

	Subtotal	17,711,416	18,365,395	(653,978)

Total		¥36,138,068	¥32,915,128	¥3,222,939

Note:	There were no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2025 recognized in the earnings by applying fair value hedge accounting.

3.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose interim consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered as recoverable. The fair value is recognized as the interim consolidated balance sheet amount (consolidated balance sheet amount), and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2025 and for the six months ended September 30, 2025 were ¥490 million and ¥526 million, respectively. The rule for determining the “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2025

There were no corresponding transactions.

Six months ended September 30, 2025

There were no corresponding transactions.

2.	Other money held in trust (other than trading purpose and held-to-maturity)

	Millions of yen
March 31, 2025	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥520	¥520	—

	Millions of yen
September 30, 2025	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥521	¥521	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2025	Millions of yen
Net unrealized gains (losses)	¥2,806,103
Other securities	2,806,103
Other money held in trust	—
(-) Deferred tax liabilities	788,158

Net unrealized gains (losses) on other securities (before following adjustments)	2,017,944

(-) Non-controlling interests	106,208
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	19,098

Net unrealized gains (losses) on other securities	¥1,930,834

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2025 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.

Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

September 30, 2025	Millions of yen
Net unrealized gains (losses)	¥3,222,723
Other securities	3,222,723
Other money held in trust	—
(-) Deferred tax liabilities	938,947

Net unrealized gains (losses) on other securities (before following adjustments)	2,283,775

(-) Non-controlling interests	107,987
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	18,046

Net unrealized gains (losses) on other securities	¥2,193,835

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2025 recognized in the period’s earnings by applying fair value hedge accounting.
	2.

Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1.	Derivative transactions to which the hedge accounting method was not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and valuation gains (losses) by type of derivative with respect to derivative transactions to which the hedge accounting method was not applied at March 31, 2025 and September 30, 2025. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

	Millions of yen
March 31, 2025	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Interest rate futures:
Sold	¥20,054,787	¥5,668,067	¥3,601	¥3,601
Bought	64,258,953	8,171,815	(817)	(817)
Interest rate options:
Sold	28,259,600	9,383,425	(22,822)	(22,822)
Bought	98,859,073	18,793,820	18,306	18,306
Over-the-counter
Forward rate agreements:
Sold	18,573,211	2,885,194	8,792	8,792
Bought	20,854,430	4,378,015	(10,606)	(10,606)
Interest rate swaps:	1,106,745,248	892,943,943	(142,634)	(142,634)
Receivable fixed rate/payable floating rate	517,358,862	428,428,773	(13,295,680)	(13,295,680)
Receivable floating rate/payable fixed rate	525,509,264	418,670,151	13,135,859	13,135,859
Receivable floating rate/payable floating rate	63,664,402	45,634,299	17,816	17,816
Interest rate swaptions:
Sold	43,332,176	20,495,871	(476,629)	(476,629)
Bought	43,261,768	23,203,209	513,056	513,056
Caps:
Sold	83,735,172	36,642,145	(351,055)	(351,055)
Bought	21,461,901	13,695,402	85,774	85,774
Floors:
Sold	14,423,781	10,625,453	(24,184)	(24,184)
Bought	15,951,494	11,931,012	39,046	39,046
Other:
Sold	19,342,043	6,878,649	(99,290)	(99,290)
Bought	44,619,256	24,100,186	191,611	191,611

Total	/	/	¥(267,849)	¥(267,849)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
September 30, 2025	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Interest rate futures:
Sold	¥71,906,983	¥20,693,415	¥(4,862)	¥(4,862)
Bought	97,542,088	14,571,951	752	752
Interest rate options:
Sold	35,119,113	7,143,177	(14,145)	(14,145)
Bought	94,085,882	13,359,852	7,119	7,119
Over-the-counter
Forward rate agreements:
Sold	21,323,391	1,958,518	(4,306)	(4,306)
Bought	24,773,666	3,967,326	4,288	4,288
Interest rate swaps:	1,149,712,079	896,032,104	(61,788)	(61,788)
Receivable fixed rate/payable floating rate	552,262,147	439,003,509	(11,307,255)	(11,307,255)
Receivable floating rate/payable fixed rate	555,309,112	424,903,632	11,226,393	11,226,393
Receivable floating rate/payable floating rate	41,927,199	31,913,343	17,444	17,444
Interest rate swaptions:
Sold	45,734,274	21,991,112	(415,446)	(415,446)
Bought	46,352,213	24,875,335	445,006	445,006
Caps:
Sold	87,838,414	38,938,503	(201,935)	(201,935)
Bought	22,139,483	11,846,463	49,135	49,135
Floors:
Sold	14,978,224	8,196,065	(17,214)	(17,214)
Bought	17,025,061	9,310,103	29,041	29,041
Other:
Sold	18,899,721	5,243,211	(59,248)	(59,248)
Bought	37,359,456	19,397,836	130,762	130,762

Total	/	/	¥(112,841)	¥(112,841)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(2) Currency derivatives

	Millions of yen
March 31, 2025	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥615	¥—	¥0	¥0
Bought	12,361	—	(93)	(93)
Over-the-counter
Currency swaps	123,868,425	96,131,685	1,492,251	365,159
Currency swaptions:
Sold	11,113	11,113	(34)	(34)
Bought	1,954,197	1,915,220	8,617	8,617
Forward foreign exchange	123,060,968	14,319,512	(332,756)	(332,756)
Currency options:
Sold	5,725,856	1,909,969	(223,837)	(223,837)
Bought	4,861,527	1,298,780	159,281	159,281

Total	/	/	¥1,103,428	¥(23,663)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
September 30, 2025	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥2,125	¥—	¥0	¥0
Bought	51,265	—	(110)	(110)
Over-the-counter
Currency swaps	135,371,178	105,056,635	1,024,329	533,875
Currency swaptions:
Sold	14,659	14,659	4	4
Bought	1,875,701	1,816,392	5,728	5,728
Forward foreign exchange	139,656,581	17,423,763	(294,322)	(294,322)
Currency options:
Sold	7,461,206	2,057,607	(196,091)	(196,091)
Bought	6,208,559	1,495,332	123,014	123,014

Total	/	/	¥662,552	¥172,098

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(3) Equity derivatives

	Millions of yen
March 31, 2025	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,313,450	¥—	¥26,166	¥26,166
Bought	557,302	—	(8,936)	(8,936)
Equity price index options:
Sold	187,731	20,450	(8,462)	(8,462)
Bought	144,495	19,800	5,406	5,406
Over-the-counter
Equity options:
Sold	80,698	201	(3,160)	(3,160)
Bought	119,125	4,695	7,466	7,466
Equity index forward contracts:
Sold	22,561	—	72	72
Bought	227,877	91	119,186	119,186
Equity price index swaps:
Receivable equity index/payable short-term floating rate	—	—	—	—
Receivable short-term floating rate/payable equity index	23,193	19,672	399	399
Other:
Sold	20,032	3,875	310	310
Bought	—	—	—	—

Total	/	/	¥138,449	¥138,449

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2025	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,351,621	¥1,851	¥(10,027)	¥(10,027)
Bought	580,469	—	8,883	8,883
Equity price index options:
Sold	187,796	27,400	(10,060)	(10,060)
Bought	161,762	23,600	11,982	11,982
Over-the-counter
Equity options:
Sold	86,012	100	(5,216)	(5,216)
Bought	107,609	3,108	7,965	7,965
Equity index forward contracts:
Sold	1,158	—	(344)	(344)
Bought	36,253	726	3,811	3,811
Equity price index swaps:
Receivable equity index/payable short-term floating rate	—	—	—	—
Receivable short-term floating rate/payable equity index	28,872	22,022	(548)	(548)
Other:
Sold	19,900	3,625	(898)	(898)
Bought	307	307	95	95

Total	/	/	¥5,643	¥5,643

Note: The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(4) Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2025	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,624,295	¥67,031	¥(7,441)	¥(7,441)
Bought	2,766,606	43,202	7,534	7,534
Bond futures options:
Sold	15,356	—	(20)	(20)
Bought	11,962	—	51	51
Over-the-counter
Bond options:
Sold	124,165	—	(208)	(208)
Bought	124,165	—	513	513

Total	/	/	¥428	¥428

Note:  The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2025	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,180,882	¥20,116	¥5,689	¥5,689
Bought	2,244,064	1,807	(6,417)	(6,417)
Bond futures options:
Sold	8,928	—	(6)	(6)
Bought	7,440	—	11	11
Over-the-counter
Bond options:
Sold	132,393	—	(666)	(666)
Bought	224,750	—	1,254	1,254

Total	/	/	¥(133)	¥(133)

Note:  The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(5) Commodity derivatives

	Millions of yen
	Contract amount
March 31, 2025	Total	Over 1 year	Fair value	Valuation gains (losses)
Listed
Commodity futures:
Sold	¥42,257	¥—	¥429	¥429
Bought	43,214	—	(419)	(419)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	45,313	30,414	609	609
Receivable floating price/payable fixed price	39,294	24,838	520	520
Commodity options:
Sold	3,350	1,327	(6)	(6)
Bought	1,681	614	12	12

Total	/	/	¥1,147	¥1,147

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

	Millions of yen
	Contract amount
September 30, 2025	Total	Over 1 year	Fair value	Valuation gains (losses)
Listed
Commodity futures:
Sold	¥57,163	¥—	¥(223)	¥(223)
Bought	63,165	—	133	133
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	66,991	45,712	92	92
Receivable floating price/payable fixed price	61,438	41,730	1,058	1,058
Commodity options:
Sold	3,559	1,875	15	15
Bought	2,936	1,543	56	56

Total	/	/	¥1,131	¥1,131

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the interim consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount
March 31, 2025	Total	Over 1 year	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options:
Sold	¥1,389,807	¥1,118,794	¥22,737	¥22,737
Bought	2,126,702	1,850,091	(28,620)	(28,620)

Total	/	/	¥(5,883)	¥(5,883)

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

	Millions of yen
	Contract amount
September 30, 2025	Total	Over 1 year	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options:
Sold	¥1,472,786	¥1,260,053	¥25,046	¥25,046
Bought	2,397,216	2,201,258	(34,711)	(34,711)

Total	/	/	¥(9,665)	¥(9,665)

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the interim consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

2. Derivative transactions to which the hedge accounting method was applied

The following tables set forth the contract amount or the amount equivalent to the notional amount and fair value by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method was applied at March 31, 2025 and September 30, 2025. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2025			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥5,999,652	¥5,986,074	¥(7,810)
	Bought		4,784,960	2,990,600	(2,631)
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		45,717,816	39,430,733	(761,940)
	Receivable floating rate/ payable fixed rate		24,175,237	23,069,348	451,079
	Receivable floating rate/ payable floating rate		517,660	92,660	5,004
	Interest rate swaptions:
	Sold		207,846	207,846	(34,925)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate		129,315	—	(153)
	Receivable floating rate/ payable fixed rate		786,671	656,700	17,764

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		95,623	86,902	(Note 2)

	Total		/	/	¥(333,612)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore, such a fair value was included in the fair value of the relevant transaction subject to the hedge stated in the (Notes to financial instruments).

September 30, 2025			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥748,652	¥745,652	¥124
	Bought		1,041,670	—	(28)
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		46,351,762	35,069,203	(724,866)
	Receivable floating rate/ payable fixed rate		24,799,894	21,070,909	465,118
	Receivable floating rate/ payable floating rate		100,909	98,003	3,471
	Interest rate swaptions:
	Sold		206,845	206,845	(32,622)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate		398,952	—	(177)
	Receivable floating rate/ payable fixed rate		765,470	639,571	12,751

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		96,113	71,870	(Note 2)

	Total		/	/	¥(276,229)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore, such a fair value was included in the fair value of the relevant borrowed money stated in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2025			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥13,883,447	¥8,995,914	¥(1,374,153)
	Forward foreign exchange		4,884,443	545	(19,926)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	38,046	33,389	(789)

	Total		/	/	¥(1,394,869)

Note:  The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

September 30, 2025			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥12,033,357	¥9,047,753	¥(946,548)
	Forward foreign exchange		4,407,961	537	7,732

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	37,181	35,356	(2,953)

	Total		/	/	¥(941,768)

Note:  The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2025

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

Six months ended September 30, 2025

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

(Notes to real estate for rent)

Fiscal year ended March 31, 2025

There was no significant information to be disclosed.

Six months ended September 30, 2025

There was no significant information to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

	Millions of yen
Six months ended September 30	2024	2025
Ordinary income	¥5,276,938	¥5,205,887
Fees and commissions	905,938	983,620
Deposits and loans	151,031	171,807
Remittances and transfers	78,756	80,341
Securities-related business	131,182	143,619
Agency	4,283	4,219
Safe deposits	2,043	1,865
Guarantees	44,518	47,521
Credit card business	231,193	249,564
Investment trusts	95,058	100,375
Others	167,872	184,304

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1.	Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to- medium-sized corporate customers
Retail Business Unit:	Business to deal with mainly domestic individual customers
Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas countries
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

2.	Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Significant accounting policies for preparing interim consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3.	Information on profit and loss amount by reportable segment

	Millions of yen
Six months ended September 30, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥441,200	¥668,400	¥643,900	¥362,600	¥(70,843)	¥2,045,257
General and administrative expenses	(163,100)	(541,800)	(426,200)	(93,900)	52,253	(1,172,747)
Others	60,100	2,200	44,600	16,800	(77,976)	45,724

Consolidated net business profit	¥338,200	¥128,800	¥262,300	¥285,500	¥(96,566)	¥918,234

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Six months ended September 30, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥585,700	¥729,400	¥735,000	¥333,500	¥(84,814)	¥2,298,786
General and administrative expenses	(198,700)	(552,700)	(485,400)	(106,200)	114,213	(1,228,787)
Others	75,100	2,600	92,500	19,000	(111,139)	78,061

Consolidated net business profit	¥462,100	¥179,300	¥342,100	¥246,300	¥(81,740)	¥1,148,060

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim consolidated statements of income (adjustment of difference)

Six months ended September 30, 2024	Millions of yen
Consolidated net business profit	¥918,234
Other ordinary income (excluding equity in gains of affiliates)	353,540
Other ordinary expenses	(241,302)

Ordinary profit on interim consolidated statements of income	¥1,030,472

Note:	Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2025	Millions of yen
Consolidated net business profit	¥1,148,060
Other ordinary income (excluding equity in gains of affiliates)	320,648
Other ordinary expenses	(190,585)

Ordinary profit on interim consolidated statements of income	¥1,278,123

Note:	Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2024

1.	Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2.	Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 2,409,883	¥1,303,946	¥734,187	¥828,922	¥5,276,938

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
	2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East,” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

	3.

The Americas includes the United States, Brazil, Canada, and others; Europe and Middle East includes the United Kingdom, Germany, and others; Asia and Oceania includes China, Singapore, Indonesia, and others except Japan.

	4.	Ordinary income in the United States, which is included in “The Americas” segment, amounted to ¥1,188,439 million.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 849,013	¥46,032	¥39,652	¥61,308	¥996,006

3.	Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2025

1.	Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2.	Geographic information

(1) Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 2,383,877	¥1,274,168	¥732,908	¥814,932	¥5,205,887

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
	2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East,” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

	3.

The Americas includes the United States, Brazil, Canada, and others; Europe and Middle East includes the United Kingdom, Germany, and others; Asia and Oceania includes China, Singapore, Indonesia, and others except Japan.

	4.	Ordinary income in the United States, which is included in “The Americas” segment, amounted to ¥1,146,168 million.

(2) Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 855,716	¥62,500	¥37,169	¥64,461	¥1,019,848

3.	Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2024 was ¥298 million.

Impairment loss for the six months ended September 30, 2025 was ¥1,830 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

Six months ended September 30, 2024	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥1,999	¥6,719	¥—	¥4,847	¥13,566
Unamortized balance	—	28,011	164,637	—	52,596	245,245

Six months ended September 30, 2025	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥1,530	¥6,601	¥—	¥4,847	¥12,980
Unamortized balance	—	19,179	148,544	—	42,901	210,625

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2024

There were no corresponding transactions.

Six months ended September 30, 2025

There were no corresponding transactions.

(Business combinations)

There were no significant business combinations to be disclosed.

(Per share data)

1.	Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2025	September 30, 2025
Net assets per share	¥3,795.62	¥3,942.52
[The calculation method]
Net assets	14,841,509	15,304,259
Amounts excluded from net assets	138,073	138,494
Stock acquisition rights	767	645
Non-controlling interests	137,306	137,849

Net assets attributable to common stock at the end of the period	¥14,703,435	¥15,165,764

Number of common stock at the end of the period used for the calculation of net assets per share (in thousands)	3,873,793	3,846,718

2.	Earnings per share and earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2024	2025
(i) Earnings per share	¥184.77	¥242.03
[The calculation method]
Profit attributable to owners of parent	725,172	933,505
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent attributable to common stock	725,172	933,505
Average number of common stock during the period (in thousands)	3,924,762	3,856,964
(ii) Earnings per share (diluted)	¥184.72	¥241.98
[The calculation method]
Adjustment for profit attributable to owners of parent	(2)	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(2)	—
Increase in the number of common stock (in thousands)	987	788
Stock acquisition rights (in thousands)	987	788
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

Notes:	1.

On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. “Earnings per share” and “Earnings per share (diluted)” were calculated based on the assumption that the stock split had implemented at the beginning of the previous fiscal year.

2.

The Company has introduced a “Stock grant trust for employees” (the “Trust”). The shares of the Company held by the Trust were included in the number of treasury stocks to be deducted for the calculation of “Net assets per share,” “Earnings per share,” and “Earnings per share (diluted).”

The number of treasury stocks at the end of the period, deducted for the calculation of “Net assets per share,” was 446,000 shares and 582,000 shares for the fiscal year ended March 31, 2025 and the six months ended September 30, 2025, respectively. The average numbers of treasury stocks during the period, deducted for the calculation of “Earnings per share” and “Earnings per share (diluted),” were 372,000 shares and 562,000 shares for the six months ended September 30, 2024 and September 30, 2025, respectively.

(Significant subsequent events)

Six months ended September 30, 2025

1. Repurchase and Cancellation of Own Shares

At the Board of Directors held on November 14, 2025, the Company resolved to repurchase its own shares under Article 8 of the Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase

1) Type of shares to be repurchased: Common stock

2) Aggregate number of shares to be repurchased: Up to 50,000,000 shares (Equivalent to 1.3% of the number of shares issued (excluding treasury stock))

3) Aggregate amount to be repurchased: Up to JPY 150,000,000,000

4) Repurchase period: From November 17, 2025 to January 31, 2026

5) Repurchase method: Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the Cancellation

1) Type of shares to be cancelled: Common stock

2) Number of shares to be cancelled: All of the shares repurchased as stated in (2) above

3) Scheduled cancellation date: February 20, 2026

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2025	September 30, 2025	September 30, 2025
Assets:
Current assets
Cash and due from banks	¥530,273	¥435,498	$2,927
Current portion of long-term loans receivables from subsidiaries and affiliates	1,176,962	1,991,991	13,386
Other current assets	120,468	126,991	853

Total current assets	1,827,704	2,554,481	17,166

Fixed assets
Tangible fixed assets	67,822	67,458	453
Intangible fixed assets	16,162	17,127	115
Investments and other assets	18,439,711	18,375,721	123,484
Investments in subsidiaries and affiliates	7,088,989	7,088,357	47,634
Long-term loans receivable from subsidiaries and affiliates	11,239,540	11,107,770	74,644
Other investments and other assets	111,181	179,593	1,207

Total fixed assets	18,523,696	18,460,307	124,053

Total assets	¥20,351,401	¥21,014,788	$141,219

Liabilities:
Current liabilities
Short-term borrowings	¥1,679,650	¥1,679,650	$11,287
Income taxes payable	16	8	0
Reserve for employee bonuses	1,246	1,084	7
Reserve for executive bonuses	624	—	—
Current portion of bonds	1,238,587	2,082,046	13,991
Current portion of long-term borrowings	8,000	14,434	97
Other current liabilities	99,529	110,350	742

Total current liabilities	3,027,653	3,887,574	26,124

Fixed liabilities
Bonds	10,505,406	10,324,874	69,383
Long-term borrowings	425,100	438,830	2,949
Other fixed liabilities	8,332	32,311	217

Total fixed liabilities	10,938,839	10,796,017	72,549

Total liabilities	13,966,493	14,683,591	98,673

Net assets:
Stockholders’ equity
Capital stock	2,345,960	2,346,888	15,771
Capital surplus
Capital reserve	1,567,436	1,568,364	10,539

Total capital surplus	1,567,436	1,568,364	10,539

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	204
Retained earnings brought forward	2,459,812	2,359,387	15,855

Total retained earnings	2,490,232	2,389,807	16,059

Treasury stock	(38,512)	(38,638)	(260)

Total stockholders’ equity	6,365,117	6,266,421	42,110

Valuation and translation adjustments
Net unrealized gains (losses) on other securities	19,022	64,130	431

Total valuation and translation adjustments	19,022	64,130	431

Stock acquisition rights	767	645	4

Total net assets	6,384,907	6,331,197	42,546

Total liabilities and net assets	¥20,351,401	¥21,014,788	$141,219

2.	Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2024	2025	2025
Operating income:
Dividends on investments in subsidiaries and affiliates	¥609,993	¥263,711	$1,772
Fees and commissions received from subsidiaries and affiliates	10,978	10,597	71
Interests on loans receivable from subsidiaries and affiliates	185,115	211,482	1,421

Total operating income	806,087	485,790	3,265

Operating expenses:
General and administrative expenses	29,472	31,058	209
Interest on bonds	172,584	198,868	1,336
Interest on long-term borrowings	10,114	9,249	62

Total operating expenses	212,171	239,176	1,607

Operating profit	593,915	246,614	1,657

Non-operating income	1,084	1,871	13
Non-operating expenses	10,879	14,467	97

Ordinary profit	584,119	234,018	1,573

Extraordinary loss	789	1,532	10

Income before income taxes	583,330	232,486	1,562

Income taxes-current	(5,971)	(7,330)	(49)
Income taxes-deferred	(666)	(232)	(2)

Income taxes	(6,637)	(7,563)	(51)

Net income	¥589,967	¥240,049	$1,613

3.	Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2024					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,344,038	¥1,565,514	¥—	¥1,565,514	¥30,420	¥2,282,340	¥2,312,760
Changes in the period:
Issuance of new stock	1,922	1,922		1,922
Cash dividends						(177,382)	(177,382)
Net income						589,967	589,967
Purchase of treasury stock
Disposal of treasury stock			(339)	(339)
Cancellation of treasury stock			(234,659)	(234,659)
Transfer from retained earnings to capital surplus			234,999	234,999		(234,999)	(234,999)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,922	1,922	—	1,922	—	177,586	177,586

Balance at the end of the period	¥2,345,960	¥1,567,436	¥—	¥1,567,436	¥30,420	¥2,459,927	¥2,490,347

	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
Six months ended September 30, 2024	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	¥(167,671)	¥6,054,642	¥19,758	¥931	¥6,075,333
Changes in the period:
Issuance of new stock		3,844			3,844
Cash dividends		(177,382)			(177,382)
Net income		589,967			589,967
Purchase of treasury stock	(101,576)	(101,576)			(101,576)
Disposal of treasury stock	486	147			147
Cancellation of treasury stock	234,659	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			(13,624)	(141)	(13,765)

Net changes in the period	133,569	315,000	(13,624)	(141)	301,235

Balance at the end of the period	¥(34,101)	¥6,369,643	¥6,134	¥790	¥6,376,568

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2025					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,345,960	¥1,567,436	¥—	¥1,567,436	¥30,420	¥2,459,812	¥2,490,232
Changes in the period:
Issuance of new stock	927	927		927
Cash dividends						(240,202)	(240,202)
Net income						240,049	240,049
Purchase of treasury stock
Disposal of treasury stock			(280)	(280)
Cancellation of treasury stock			(99,990)	(99,990)
Transfer from retained earnings to capital surplus			100,271	100,271		(100,271)	(100,271)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	927	927	—	927	—	(100,425)	(100,425)

Balance at the end of the period	¥2,346,888	¥1,568,364	¥—	¥1,568,364	¥30,420	¥2,359,387	¥2,389,807

	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
Six months ended September 30, 2025	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	¥(38,512)	¥6,365,117	¥19,022	¥767	¥6,384,907
Changes in the period:
Issuance of new stock		1,855			1,855
Cash dividends		(240,202)			(240,202)
Net income		240,049			240,049
Purchase of treasury stock	(100,579)	(100,579)			(100,579)
Disposal of treasury stock	461	181			181
Cancellation of treasury stock	99,990	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			45,108	(122)	44,985

Net changes in the period	(126)	(98,696)	45,108	(122)	(53,710)

Balance at the end of the period	¥(38,638)	¥6,266,421	¥64,130	¥645	¥6,331,197

	Millions of U. S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2025					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$15,765	$10,533	$—	$10,533	$204	$16,530	$16,734
Changes in the period:
Issuance of new stock	6	6		6
Cash dividends						(1,614)	(1,614)
Net income						1,613	1,613
Purchase of treasury stock
Disposal of treasury stock			(2)	(2)
Cancellation of treasury stock			(672)	(672)
Transfer from retained earnings to capital surplus			674	674		(674)	(674)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	6	6	—	6	—	(675)	(675)

Balance at the end of the period	$15,771	$10,539	$—	$10,539	$204	$15,855	$16,059

	Millions of U. S. dollars
	Stockholders’ equity		Valuation and translation adjustments
Six months ended September 30, 2025	Treasury stock	Total	Net unrealized gains (losses) on other securities	Stock acquisition rights	Total net assets
Balance at the beginning of the period	$(259)	$42,773	$128	$5	$42,906
Changes in the period:
Issuance of new stock		12			12
Cash dividends		(1,614)			(1,614)
Net income		1,613			1,613
Purchase of treasury stock	(676)	(676)			(676)
Disposal of treasury stock	3	1			1
Cancellation of treasury stock	672	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			303	(1)	302

Net changes in the period	(1)	(663)	303	(1)	(361)

Balance at the end of the period	$(260)	$42,110	$431	$4	$42,546